Exhibit 8.3

                         [RP Financial, LC. Letterhead]



                                December 12, 1997


Board of Directors
Gloversville Federal Savings and Loan Association
52 North Main Street
Gloversville, New York 12078-3084

         Re:      Plan of Conversion: Subscription Rights

Gentlemen:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms int he Plan of Conversion and Reorganization (the "Plan of conversion") adopted by the Board of Directors of Gloversville Federal Savings and Loan Association ("Gloversville Federal" or the "Association"). Pursuant to the Plan of conversion, Gloversville Federal will become a wholly-owned subsidiary of Adirondack Financial Services Bancorp (the "Holding Company"), a Delaware Corporation. Simultaneously, the Holding Company will issue shares of common stock.

         We understand that in accordance with the Plan of Conversion, Subscription Rights to purchase shares of Common Stock in the Holding Company are to be issued to: (1) Eligible Account Holders; (2) Tax Qualified Employee Plans; (3) Other Members; and (4) employees officers and directors. Based solely upon our observation that the Subscription Rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

          (1) the Subscription Rights will have no ascertainable market value; and,

          (2) the price at which the Subscription Rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stock as a whole or the Holding Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.


                                             Very truly yours,

                                             RP FINANCIAL, LC.

                                             /S/ James P. Hennessey
                                             James P. Hennessey
                                             Senior Vice President